Exhibit 99.2

HEXO Corp.

Management’s Discussion & Analysis

For the three months ended

October 31, 2021

Table of Contents

INTRODUCTION	2

COMPANY OVERVIEW	3

M&A ACTIVITY	3

STRATEGY AND OUTLOOK	4

OPERATIONAL EXCELLENCE	4
INNOVATION	5
CONSUMER CENTRIC	5

CANADIAN CANNABIS BUSINESS	6

HEXO GROUP OF FACILITIES	8

HEXO USA	11

CORPORATE SOCIAL & ENVIRONMENTAL RESPONSIBILITY	11

CORPORATE HIGHLIGHTS AND EVENTS	12

FINANCIAL RESULTS	14

OPERATIONAL AND FINANCIAL HIGHLIGHTS	15

SUMMARY OF RESULTS	16

ADJUSTED EBITDA	22

FINANCIAL POSITION HIGHLIGHTS	23

LIQUIDITY AND CAPITAL RESOURCES	24

GOING CONCERN	25

CAPITAL RESOURCES	26

CAPITALIZATION TABLE	27

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS	28

FINANCIAL RISK MANAGEMENT	30

CRITICAL ACCOUNTING ESTIMATED AND ASSUMPTIONS	32

RELATED PARTY TRANSACTIONS	32

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING	33

RISK FACTORS	36

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	41

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended October 31, 2021

All dollar amounts in this MD&A are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated. Amounts expressed in United States dollars (“USD”) are expressed as USD$.

Introduction

This MD&A of the financial condition and results of operations of HEXO Corp and our subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the three months ended October 31, 2021. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”). This MD&A is supplemental to, and should be read in conjunction with, our condensed interim consolidated financial statements for the three months ended October 31, 2021 (the “financial statements”) and the audited consolidated financial statements for the year ended July 31, 2021. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

Management estimates that the working capital at October 31, 2021, and forecasted cash flows may require additional capitalization in order to meet the Company’s obligations for the foreseeable future. Please see Note 2 of the financial statements, and Liquidity and Capital Resources – Going concern section of this MD&A, for a more detailed discussion.

This MD&A is dated December 14, 2021.

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Company Overview

HEXO is a leading consumer-packaged goods (“CPG”) cannabis company with a top Canadian market share. We have a history of developing innovative award-winning products driven by our deep passion for manufacturing and bringing to market a diversified portfolio to our valued adult-use consumers and medical clients. We are keenly focused on delivering a complete range of experiences to our consumers who count on us for safe, reputable high quality cannabis products.

Headquartered in Gatineau, Quebec, with facilities across North America, we are constantly assessing our product development, cultivation, processing, marketing and sales practices to offer adult-use and medical cannabis products, extracts and derivatives in accordance with the Cannabis Act in Canada and globally pursuant to all applicable international regulations.

We manufacture and sell CBD Powered by HEXO® products in 17 states in the U.S. in partnership with Molson Coors and have taken HEXO international with our medical cannabis product offerings.

M&A Activity

In Q4’21, we completed the acquisition of Zenabis Global Inc. (“Zenabis”). During Q1 2022, we completed the acquisition of Redecan and 48North Cannabis Corp (“48 North).

Through our acquisition of Zenabis we have broadened our cultivation facilities with a state-of-the-art indoor grow facility in Atholville, NB. We have strengthened our relationship with provincial sales boards and expanded our market share. Redecan was Canada’s largest private licensed producer, with a strong brand following and market leading products. They are known for leading manufacturing, automation and packaging capabilities, resulting in some of the most consistent, efficiently produced products in the industry. Their highly efficient proprietary pre-roll technology has supported some of the highest gross margins in the industry. 48North is allowing us the potential to expand our product lines related to beauty, cosmetics and topicals.

Each of these acquisitions provides a unique strength to bolster our corporate strategy. As we integrate these businesses into the HEXO family, we are focused on ensuring that we implement the strengths of each business across the organization, identify and resolve any weaknesses, and obtain synergistic value for the organization. We believe these acquisitions will increase our market share, accelerate our path to profitability and EPS, as well as providing accretive synergies.

Our new combined company has a top 2 market share in Canada, and holds the number one position in pre-rolls, oils, capsules, beverages1.

1 Per internal review of Headset sales data based on $ sold Sales from August 1, 2021 to October 31, 2021

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Strategy and Outlook

Our strategy is to maintain our position as an industry leader in Canada and achieve similar success internationally, by delivering safe, high quality and innovative cannabis products to our consumers. We are focused on delivering long term shareholder value by leveraging our scale, expertise and capabilities, as well as managing our operating expenses to drive positive cash flow and earnings per share.

Operational Excellence

In order to provide safe, high-quality cannabis with an efficient cost structure, we have invested considerable time designing and building out our operations. We are constantly reviewing our processes, practices and technology to ensure we are keeping our costs low and our yields high. We have been growing at our flagship Quebec greenhouses since 2014. Establishing our primary cultivation operations in Quebec has offered us access to renewable electricity at competitive rates, abundant water resources and a skilled workforce. Over the years, our facilities have grown from 7,000 sq. ft. to over 1 million sq. ft. Through our acquisitions, we have obtained a state-of-the-art indoor grow facility in Atholville, New Brunswick, as well as a premier outdoor grow site in Cayuga, Ontario, through the acquisition of Redecan on August 30, 2021.

We have also established our post-cultivation manufacturing Centre of Excellence in Belleville, Ontario for processing and packaging. The site is designed to not only meet our needs today but will allow us, and our partners, room to expand in the future. Through our acquisition of Redecan, we have acquired a state-of-the-art lean production facility with fully automated packaging lines and proprietary pre-roll technology. Through our integration process we are reviewing this technology and scaling it into our existing facilities.

We are investing in advanced manufacturing technologies and practices that compete directly with the technology at top CPG companies across all industries. We have focused on the supply chain from seed to sale to ensure that we are using the right people, strain genetics, technology, benchmark practices and services to consistently deliver fresh product to market, all with the most efficient capital deployed per % of market share by a leading LP2.

2 Total Capital deployed defined as total assets less cash plus accumulated deficit. Market share calculated as the trailing 3 months as at October 31, 2021 based on headset data. Calculated using the most recently available public information.

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Innovation

We are known for our history of innovation. Whether it’s creating new products (Canada’s first sublingual mist), identifying market opportunities (Canada’s first value brand offering), or using advanced technology to improve products (creating the number one selling cannabis infused beverage brand in Canada). We continue to focus on innovation and leading the market in identifying, developing and launching new advanced cannabis products.

We believe that by investing in platform technologies we can create the next generation of cannabis products. As a result of these technologies, we have one of the industry’s top IP portfolios.3 These products allow us to expand our market share and target new consumers who are not currently participating in the legal market.

Our recent acquisitions complement this strategy. We are expanding our product offerings and incorporating new technology into our production facilities to ensure we are bringing the best possible product portfolio to our consumers. Our cultivation facilities now include greenhouses, a state of the art indoor, and an outdoor grow facility.

Part of being an innovator is being able to see a problem and identify a solution. Trim is a byproduct of the harvesting process, it’s the leaves and little bits that are removed when we harvest the flower. There’s more of it than you would think, and there is a cost associated with it. Prior to 2020 most of our trim was destroyed, written off or put into the vault (inventory). This led to write-downs of inventory, increased cost of sales, and decreased gross margins, but we saw its potential. We created a trim management initiative and thought of new ways that we could use this byproduct in our innovative products. Today, trim is the main ingredient in OS.HASH (#1 in Canada), OS pre-rolls, OS.KLIK, OS.SHAKE (#1 15g SKU in QC) and other advanced cannabis products. This helps us keep our costs low while continuing to supply award-winning products to our consumers.

Building on our innovation platform, we established KIT, a joint venture where we hold a 60% interest. Management had intended to use this extraction and isolation technology to produce quality cannabis and hemp extracts. On October 31, 2021 management completed an evaluation of its future needs and determined that the Company’s current extraction footprint, with significantly reduced capital expenditure, will be able to deliver the required distillate. As a result, the business venture has been halted indefinitely, however the strategy of developing extraction capability to provide current and future partnerships with high quality distillate remains intact.

Consumer Centric

Since our establishment in 2013, we have had the goal of becoming a leader in the Canadian cannabis industry. Today, as one of the Canadian market-share leaders, we are confident in our ability to shape the global cannabis industry by focusing on consumers, and that by succeeding in Canada, we are well positioned to become a major global player. We built a strong position in our initial jurisdiction, Quebec, where we maintain a top market share, and have expanded to all ten provinces in Canada. We are continuing to increase our sales across Canada and diversify our reach outside of Quebec, to increase our overall market share and have made significant gains in key markets such as Ontario and British Columbia. We made strategic acquisitions of Zenabis, Redecan and 48 North to continue expanding our market share and build our diverse house of brands. We have focused on analyzing key consumer insights and developing brands that resonate with consumers across market segments, and represent innovation, quality and consistency.

[3]	Based upon a third-party report which compares the Company’s published patent applications relative to its peers in the Canadian Cannabis market using the recently available public data.

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Canadian Cannabis Business

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Truss Beverage Co.

Through Truss Beverage Co. (“Truss”), our business venture with Molson Coors Canada (“Molson Canada”) we have positioned ourselves to meet the cannabis beverage market in Canada head on. Truss is committed to developing and producing a range of cannabis beverages that focus on great taste, consistency and choice for consumers. We currently offer one of the largest portfolios of cannabis infused beverages and extract products in the Canadian market.

The average consumer’s appetite for smoke free alternatives to cannabis consumption4 continues to grow with the introduction of legal Cannabis 2.0 products into Canada. The total Canadian cannabis beverage category grew 18%, while the total cannabis sector grew by 9%5. Although we only entered the Canadian market last fiscal year, Truss products have already had early success, most notably holding the top cannabis beverage market position in Canada with over 40% of sales6. Truss products also hold the number on beverage brand position in Canada, with XMG7. We believe that the beverage brand portfolio offers a range of experiences from the high CBD found in Veryvell sparkling flavored water to XMG, which boasts 10mg of THC per beverage, and ideally positions Truss to meet consumer demand and maintain its position as an industry leader.

Truss’ CBD and THC products were developed with consumer input throughout the entire process of bringing the products to market. The current portfolio includes of the following five brands:

Little Victory: Vibrant, naturally flavoured sparkling beverages to toast to any of life’s little victories.

House of Terpenes: A range of terpene-forward sparkling tonics that celebrate the flavours of cannabis.

Mollo: Crisp with an easy drinking taste.

Veryvell: A complete line-up of products to support your self-care journey.

XMG: A range of high intensity flavoured beverages.

Truss beverages are produced and distributed from HEXO’s Belleville facility. Currently, the beverage related operations are conducted by HEXO (through the operations of HEXO Cannabis Infused Beverages or “HEXO CIB”) under HEXO’s licensing. On October 1, 2021 Truss obtained its own manufacturing and processing license. Under the new arrangement and until Truss LP receives its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. We expect Truss to acquire the appropriate selling license from Health Canada during fiscal year 20228, at which point sales will transfer to Truss.

HEXO and Molson Coors Beverage Company have created an additional Truss business venture, Truss CBD USA LLC, to explore opportunities for non-alcoholic, hemp-derived CBD beverages in the state of Colorado. See the section “HEXO USA” for additional information.

4 Per Deloitte’s “Seeding New Opportunities – Listening to Canada’s Cannabis Consumer” 2021 report.

5 Per Source: Headset Total Canada Category Sales from August 1, 2021 to October 31, 2021 compared to May 1, 2021 to July 31, 2021 .

6 Per internal review of Headset sales data based on $ sold Sales from August 1, 2021 to October 31, 2021.

7 Per internal review of Headset sales data based on $ sold Sales from August 1, 2021 to October 31, 2021.

8 Due to the experienced delay in obtaining the Belleville facility’s sales license, in part, due to Health Canada and the COVID-19 pandemic related delays, the expected timing for Truss acquiring their independent license has been delayed. The Company expects to receive licensing within the 2022 fiscal year. The assumption of acquiring this licensing is derived through the Company’s internal expertise and historical experience in obtaining licensing from Health Canada.

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HEXO Group of Facilities

The following provides information about HEXO’s consolidated group of facilities as of October 31, 2021:

Location	Purpose	Description
Masson, Quebec (Corporate Headquarters)	Cultivation

The Company’s Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as B9. Except as noted below, the facility is licensed by Health Canada for Standard Cultivation, Standard Processing, Sale for Medical Purposes and the current license expires April 7, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

On January 15, 2021, the final phase of B9 received its Health Canada licensing. Previously, management had concluded that based on its cultivation capacity (in light of the three recent acquisitions of licensed producers) capital was better served elsewhere. Therefore, the final fit ups deferred to be finalized in FY23 in order to bring the zone online in FY24. However, during the period, it was determined that improvements to the existing zones 1-4 of the facility, could satisfy future demand needs at a reduced capital cost when compared to finalizing zone 5. The zone 5 capital project is now subject to further business review and as such, there is no certain business plan for the need of zone 5 and it has been impaired.

As at October 31, 2021 the Gatineau facility is operational and directly and/or indirectly generates sales for the Company.

Atholville, New Brunswick	Cultivation

The Company owns and operates the Atholville Facility, (obtained through the acquisition of Zenabis on June 1, 2021) which is a 380,000 sq. ft. indoor growing facility in Atholville, New Brunswick. The Atholville facility is fully licensed by Health Canada for Standard Cultivation, Standard Processing and Sale for Medical Purposes which expires July 19, 2025. The facility is also licensed for cannabis research and the current research license expires December 10, 2025.

Fenwick, Ontario	Cultivation & Manufacturing

approximately 400,000 sq.ft. owned Fenwick Facility is where all central administrative functions of Redecan are located including accounting, sales, purchasing, quality assurance, regulatory compliance, human resources, and payroll. The facility is licensed for Standard Cultivation, Standard Processing and Sale for Medical and Adult-use Purposes (effective September 25, 2020 to September 25, 2023).

This facility accounts for the majority of Redecan’s processing (extraction, bud drying, trimming bulk bagging), manufacturing (capsule, pre-roll), and packaging (vape filling and packaging, oil bottling and packaging, capsule bottling and packaging, bud bottling and packaging, pre-roll packaging) activities.

Cayuga, Ontario	Cultivation & Manufacturing

The owned Cayuga Facility operates a seasonal annual crop cycle, operating outside and under hoophouses. The crops are planted in the spring and harvested in the fall. The Cayuga Facility is licensed by Health Canada for Standard Cultivation effective until May 1, 2023.

The primary functions of the site are cultivation of annual seasonal crop for pre-roll bud and shake for extraction, drying, trimming, bulk bagging, and storage of bulk harvested cannabis materials.

Belleville, Ontario (HEXO and Truss)	Manufacturing

HEXO’s Belleville, Ontario facility is its centralized processing, manufacturing and distribution centre, featuring 932,190 sq. ft. of leased commercial space within a larger approximately 1.5 million sq. ft. industrial facility, with rights of first offer and first refusal to lease the remaining space in the facility. The facility acts as the Company’s main production facility for processing, extraction and packaging, and the manufacturing of cannabis derivative products. Truss Beverage Co, the Company’s venture with Molson Canada received their manufacturing licensed on October 1, 2021 and now operates under their own license at this facility. Truss previously operated under the HEXO license through the Company’s HEXO CIB division. The Company has subleased 183,600 sq. ft. to Truss. The facility is owned by Belleville Complex Inc., 25% of which is owned by the Company and the balance of which is

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owned by Olegna Holdings Inc. a company affiliated with a director of the Company, Vincent Chiara.

The Belleville facility is licensed by Health Canada for Standard Processing and Sale for Medical and Non-Medical Purposes (current license effective October 21, 2020 and expiring October 21, 2023). The facility also has a Cannabis Research license (effective August 27, 2020 and expires October 25, 2024).

Belleville, Ontario (KIT)	Manufacturing

On October 31, 2021 management completed a review of the KIT capital project and suspended further capital expenditure. KIT had previously been expected to operate out of a separate area within the Belleville facility and provide the Company with extraction technology to facilitate production transformation for certain of the Company’s cannabis derivative products. Management has determined that its current extraction capability across the HEXO group sufficiently meets the current operational needs of Company.

Fort Collins, CO, USA	Manufacturing

The Company owns an approximate 50,000 sq.ft. facility in the state of Colorado marking its first international property. The US based facility allows for the necessary infrastructure to expand our joint venture with Molson Coors, Truss CBD USA and provide US CPG companies access to the Powered by HEXO® technology and products.

Vaughan, Ontario	R&D

HEXO’s Vaughan, Ontario facility is its planned cannabis research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The facility includes a sensory testing area and a complete commercial kitchen. The facility received its Cannabis Research license on August 27, 2020, which is effective until October 25, 2024.

Ottawa, Ontario	Other	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its administrative and finance functions.
Montreal, Quebec	Other

HEXO’s Montreal Quebec distribution facility is a warehouse and distribution centre, featuring 58,000 sq. ft. of leased commercial space. The facility serves as a warehouse and distribution centre for Quebec adult-use webstore orders for the SQDC, which are managed for the SQDC by HEXO and Metro Supply Chain Group Inc (“Metro Green”). It houses product from all the licensed producers who have contracts with the SQDC and serves as the sole distribution point for all direct-to-consumer shipments within the Province of Quebec for orders placed through the SQDC online webstore. This facility is fully operational and is regulated by the SQDC and does not require licensing by Health Canada. Effective November 1, 2021 the Company ended its arrangement to manage the distribution centre and no longer leases the property, which has been transferred to the operators.

Effingham, Ontario	Propagation, Mother plant maintenance, Medical sales distribution

The Effingham Facility’s cultivation activities are utilized for vegetative plant propagation and mother plant maintenance. The facility produces plants to transfer to the Cayuga Facility and Fenwick Facility for cultivation and harvesting. The Effingham Facility also acts as the center for direct to patient medical sales order fulfillment and patient enrollment, management, and record keeping. The facility is licensed for Standard Cultivation, Processing and Selling purposes, with the current license expiring June 26, 2023.

FACILITIES IN THE PROCESS OF BEING DECOMMISSIONED AND DERECOGNIZED
Stellarton, Nova Scotia	Manufacturing

The Company obtained the Stellarton Facility[1] by way of the acquisition of Zenabis on June 1, 2021. The 255,000 sq. ft. indoor facility in Stellarton, Nova Scotia, is currently used as a packaging, processing and value-added cannabis product manufacturing facility. The facility is currently licensed by Health Canada for Standard Cultivation and Standard Processing (effective May 29, 2020 and expiring March 1, 2022). In addition, a Research license has been granted (effective December 14, 2020, and expiring December 10, 2025) to conduct activities at the site.

On November 9, 2021, management announced the decommissioning and future closure (intended date February 28, 2022) of the Stellarton Facility. The closure is taking place to centralize product cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

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Langley, British Columbia	Non-operational

The Langley Facility[1] was acquired by the Company through the acquisition of Zenabis on June 1, 2021. The facility is a leased 450,000 sq. ft. greenhouse located in Langley, British Columbia which was previously retrofitted for cannabis cultivation and processing. The facility was licensed by Health Canada for Standard Cultivation and Standard Processing and the current license expires August 2, 2022. In addition, a Research was previously grantedand expires December 10, 2025. In August 2021, the Company finalized the decision to close the facility as part of synergistic efforts to streamline operations and reorganize under the new group of entities.

The Company has terminated operations at the Langley Facility in order to realize synergistic cost savings, as intended upon acquisition. As of the date of this MD&A, the facility remains leased by the Company.

Brantford, Ontario	R&D

HEXO’s Brantford Facility[1] was previously serving as a strain development site (with additional cultivation capability) facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was designed and engineered to permit pharmaceutical-quality management standards utilized by Canada’s pharmaceutical manufacturers to be used in the production of cannabis in all acceptable forms. The facility was previously fully licensed by Health Canada (Standard Cultivation, Standard Processing and Selling) but the license was terminated by the Company on November 17, 2021 as the operations were moved to Masson to reduce costs.

Kirkland Lake, Ontario	Cultivation & Manufacturing

The Kirkland Lake Facility[1] is located on 800 acres of land owned by DelShen Therapeutics Corp. (a subsidiary of 48North) and comprises approximately 40,000 sq. feet of indoor cannabis cultivation and processing facility. The facility is currently licensed by Health Canada for Standard Cultivation and Standard Processing and the current license expires on August 10, 2024).

On November 9, 2021, management announced the decommissioning and future closure of the Kirkland Lake Facility which is expected to be completed by January 31, 2022. The closure is taking place to centralize cannabis cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

Brant County, Ontario (Good House)	Cultivation & Manufacturing

The Good Farm[1] Facility, is a 100-acre farm located in Brant County, Ontario, approximately 15 minutes away from the Brantford Facility, which was acquired as part of the 48North acquisition. 48North previously received an organic production certification from Clean Green Certified. The facility is currently licensed by Health Canada for Standard Cultivation and the current license expires on September 5, 2026.

On November 9, 2021, management announced the decommissioning and future closure (intended date January 31, 2022) of the Good House Facility. The closure is taking place to centralize product cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

Brantford, Ontario (Good Farm)	Cultivation

The Good Farm Facility is located in an industrial area in Brantford, Ontario, and is comprised of approximately 46,000 sq. feet of indoor cannabis production, processing space and office space, as well as 25,000 sq. feet of available space to support pre/post farm production, extraction, labs and manufacturing. The facility is currently licensed by Health Canada for Standard Cultivation and Standard Processing and the current license expires on September 5, 2026).

The facility was available for sale prior to the Company’s acquisition of 48Norht on September 1, 2021 and as a result, continued to be classified as available for sales on the Company’s interim consolidated statement of financial position.

1 The Company notes these facilities are in the process of being shut down for a future exiting date and did not meet the criteria under IFRS 5 as Assets Held For Sale as at October 31, 2021.

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HEXO USA

We believe that the U.S. cannabis market represents a significant opportunity to create a global company. As such, we have taken some important first steps to begin entering this market.

✓

Established HEXO USA Inc. (“HEXO USA”) – a wholly owned US based entity to facilitate our expansion into the US hemp market. We have appointed a general manager for HEXO’s U.S operations whose role currently includes standing up and commissioning production facilities, overseeing operations, supply chain and logistics, and building the team.

✓

Established KIT USA – Sister entity of KIT, which was set up to allow for in state, HEXO controlled cannabis extraction activity. Management has subsequently completed an evaluation and determined that its current extraction footprint will be able to deliver on the necessary distillate requirements. As a result, the project has been halted indefinitely.

✓

Establish Truss CBD USA – We have created a second joint business venture, Truss CBD USA LLC (“Truss CBD USA”) with Molson Coors Beverage Company (“Molson Coors”). Established in Colorado, Truss CBD USA is majority owned by Molson Coors and operates as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages.

During fiscal 2021, Truss CBD USA was rolled out across select grocery markets within Colorado, during Q1 2022, Truss CBD USA launched products in an additional 17 states. The operations of Truss CBD USA are currently not significant to the financial results of HEXO. Truss CBD USA and HEXO’s activities in relation to it will be conducted in accordance with all applicable laws.

✓

Purchased facility - On June 28, 2021, we announced the acquisition of a 50,000 sq. ft. facility in Colorado to use for our U.S. expansion plans. The facility is zoned for production of a full range of cannabis products and offers a variety of operational capabilities. The site is located along primary shipping routes and will be retrofitted to support Powered by HEXO® initiatives across the country.

Corporate Social & Environmental Responsibility

At HEXO, our goal is to become one of the top three global cannabis products companies. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment. We are monitoring and reporting on our greenhouse gas emissions, setting targets to reduce them, and offsetting our footprint. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

During fiscal 2021, we entered into a partnership with Offsetters, a Vancouver-based organization that supports renewable energy and carbon projects across the world, and became carbon neutral in September 2021, as well as offseting 100% of the Company’s operational carbon emissions in addition to the personal emissions of our 1,200 employees9. At home in Canada, we are helping reduce old-growth tree harvesting by supporting the Great Bear Forest Carbon Project. This landmark project balances human well-being and ecological integrity through carbon finance and is the first carbon project in North America on traditional territory with unextinguished Aboriginal rights and title. Globally, we are supporting two other carbon offset projects, a large-scale solar energy project in Asia and another forest conservation project in South America.

In addition to carbon emissions, we are also counteracting the use of plastic in our packaging. Working alongside our primary packaging supplier Dymapak, in conjunction with Plastic Bank, we have supported Plastic Bank’s ethical recycling ecosystems in coastal communities which collect and reprocess ocean-bound plastics for re-introduction to the global manufacturing supply chain. In doing so, we have offset 89,000 kilograms of plastic – the total equivalent of over 3.55 million plastic bottles.

For us, this is just the beginning, and for HEXO, forward starts at neutral.

9 Estimated personal emissions based on the average Canadian’s emissions from heating and powering their homes, driving and food consumption.

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Corporate Highlights and Events

FIRST QUARTER FISCAL 2022

HEXO Transfers US Stock exchange Listing to the NASDAQ

On August 13, 2021, the Company applied to transfer its U.S. stock exchange listing from the New York Stock Exchange to the Nasdaq. The transfer was completed on August 24, 2021, at which point the common shares of HEXO began trading as a Nasdaq-listed security with the shares continuing to trade under the symbol “HEXO”.

USD$144.8M Underwritten Public Offering

On August 24, 2021, the Company closed an underwritten public offering for total gross proceeds to the Company of US$144,786. The Company sold 49,080,024 units of the Company at a price of US$2.95 per Unit under this offering, including 1,622,396 units sold pursuant to the partial exercise of the underwriters’ over-allotment option.

Each unit is comprised of one common share of the Company and one half of one common share purchase warrant of the Company. Each full warrant is exercisable to acquire one common share of the Company for a period of 5 years following the closing date of the Offering at an exercise price of US$3.45 per share, subject to adjustment in certain events.

The Company used the net proceeds from the Offering to satisfy a portion of the cash component of the purchase price payable to the Redecan shareholders on closing of the Redecan acquisition (see below) and for expenditures in relation to the Company’s U.S. expansion plans.

Acquisition of Redecan

On August 30, 2021, the Company completed its acquisition of all of the outstanding shares of the entities that carry on the business of Redecan, Canada’s largest privately-owned licensed producer. At closing, HEXO paid the shareholders of Redecan $402,173 in cash and delivered 69,721,116 newly issued common shares of HEXO with an approximate value of $214,043. Upon closing the acquisition of Redecan, Peter James Montour joined the HEXO board of directors. Will Montour will act as non-voting observer on the board of directors, until his election to the board in accordance with the investor rights agreement undertaken at acquisition.

Acquisition of 48North Cannabis Corp.

On September 1, 2021, HEXO completed the acquisition of 48North Cannabis Corp (“48North”). HEXO acquired all issued and outstanding commons shares of 48North at a conversion rate of one common share of 48North to 0.02366 of a HEXO common share. The total number of shares acquired and reissued were 5,352,005.

Strategic Executive Change

On October 18, 2021, Sebastien St-Louis, Co-Founder and Chief Executive Officer, departed the Company. Mr. St-Louis will remain on the Company’s board of directors. HEXO also announced the resignation of the Company’s Chief Operating Officer, Donald Courtney. He will remain as COO until a suitable replacement is identified.

On October 20, 2021, the Company appointed Scott Cooper as incoming President and Chief Executive Officer. The Company’s Chairman, Dr. Michael Munzar will be acting in the capacity of the Chief Executive Officer until the Company’s 2021 annual report is publicly filed, at which time, Mr. Cooper will effectively become the Company’s President and Chief Executive Officer.

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SUBSQUENT TO OCTOBER 31, 2021

Integration Update

On November 9, 2021, the Company announced that as part of its ongoing integration plan following its acquisitions of Redecan, Zenabis and 48North, it would cease operations at three production sites to centralized production cultivation, manufacturing and distribution at its core facilities.

HEXO has made the decision to decommission the:

•	Kirkland Lake, Ontario facility, which was acquired through the 48North acquisition, effective on January 31, 2022.

•	Brantford, Ontario facility, which was acquired through the 48North acquisition, effective on January 31, 2022.

•	Stellarton, Nova Scotia facility, which was acquired through the Zenabis acquisition, effective February 28, 2022.

Changes to Board of Directions

On November 19, 2021, the Company announced that Sebastien St-Louis resigned from HEXO’s Board of Directors. The Company also announced that it has appointed President and CEO, Scott Cooper, as a Director to replace Sebastien St-Louis, effective November 18, 2021.

On December 14, 2021, the Company announced that Trent MacDonald will be stepping down from his role as Chief Financial Officer, effective March 11, 2022. Mr. MacDonald will continue in his role until March 11, 2022, to ensure the transition while the Company completes its search for a new Chief Financial Officer. The Company also announced on December 14, 2021, and effective as at that date, the resignation of Dr. Michael Munzar as Chair of the Board of Directors, and the appointment of Mr. John Bell as the new Chair. Mr. Bell is currently Chairman of Stack Capital, Pure Jamaican Limited and a board member of Cure Pharmaceutical. He was also a member and Chair of the Board at Canopy Growth between 2014 and 2020.

13        MD&A

Financial Results
For the three months ended October 31, 2021

Special Note on Acquisitions and Consolidations

The Company has completed three business acquisitions over the course of the past two fiscal quarters and as such, the acquisition dates and applicable periods of consolidated results are stated in the table below:

Entity	Business Acquisition Date	Effective Period of Financial Results
		Q1’22	Q4’21	Q1’21
Zenabis	June 1, 2021	Full period	June 1, 2021 to July 31, 2021	Not applicable

Redecan	August 30, 2021	August 30, 2021 to October 31, 2021	Not applicable	Not applicable

48North	September 1, 2021	September 1, 2021 to October 31, 2021	Not applicable	Not applicable

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Condensed summary of results for the three months ended October 31, 2021, July 31, 2021 and October 31, 2020.

For the three months ended	October 31, 2021	July 31, 2021	October 31, 2020
	$	$	$
Revenue from sale of goods	69,497	53,022	41,300
Excise taxes	(19,535)	(14,365)	(11,887)
Net revenue from sale of goods	49,962	38,657	29,413
Ancillary revenue	226	103	55
Total revenue	50,188	38,760	29,468

Cost of goods sold	(82,985)	(37,261)	(17,544)
Gross loss before fair value adjustments	(32,797)	1,499	11,924

Fair value adjustments[1]	821	1,735	6,292
Gross profit/(loss)	(31,976)	3,234	18,214

Operating expenses	(123,133)	(63,116)	(20,776)
Loss from operations	(155,109)	(59,882)	(2,562)

Other expenses and losses	37,682	(9,630)	(1,635)
Loss and comprehensive loss before tax	(117,427)	(69,512)	(4,197)

Current and deferred tax	155	397	–
Other comprehensive income	364	1,156	–
Total Net loss and comprehensive loss	(116,908)	(67,959)	(4,197)

1 Realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.

Quarterly Financial Highlights

•	Total net revenue growth of 29% quarter over quarter and 70% from the comparative quarter of fiscal 2021.

•	The Company closed its acquisitions of Redecan and 48North which contributed net revenues of $13,574 and $1,132, respectively during the two months ended October 31, 2021.

•	On a prorated basis the operating expenses of Zenabis were improved by 41% quarter over quarter.

•	Transitory expenses included the Company’s operating expenses for the three months ended October 31, 2021:

o	Acquisition and transactions costs related to the recent acquisitions of Redecan, Zenabis and 48North amounted to $24,374;

o	Impairment charges to redundant assets, suspended capital projects and initiatives as well as impaired investments amount to $50,728; and

o	Executive restructuring charges of $3,989 due to change in managements executive structure.

15        MD&A

Summary of Results

Revenue

The following table represents the Company disaggregated gross and net revenues by sale stream variances from the previous quarter and the comparative quarter of the prior fiscal year.

For the three months ended	Units	Q1’22	Q4’21	Variance ($)	Variance (%)	Q1’21	Variance ($)	Variance (%)

ADULT-USE (EXCLUDING BEVERAGES)
Adult-use cannabis gross revenue	$	55,205	38,511	16,694	43%	35,898	19,307	54%
Adult-use excise taxes	$	(19,222)	(13,954)	(5,268)	38%	(11,554)	(7,668)	66%
Adult-use cannabis net revenue	$	35,983	24,557	11,426	47%	24,344	11,639	48%
Dried grams and gram equivalents sold (kg)	kg	17,143	12,385	4,758	38%	11,241	5,902	53%

ADULT-USE (BEVERAGES)
Adult-use cannabis gross revenue	$	3,331	5,541	(2,210)	(40%)	3,302	29	1%
Adult-use excise taxes	$	(172)	(348)	176	(51%)	(245)	73	(30%)
Adult-use cannabis net revenue	$	3,159	5,193	(2,034)	(39%)	3,057	102	3%
Dried grams and gram equivalents sold (kg)	kg	3,519	5,934	(2,415)	(41%)	3,872	(353)	(9%)

DOMESTIC MEDICAL
Domestic medical cannabis gross revenue	$	809	261	548	210%	574	235	41%
Domestic medical excise taxes	$	(141)	(63)	(78)	124%	(88)	(53)	60%
Domestic medical net revenue	$	668	198	470	237%	486	182	37%
Dried grams and gram equivalents sold (kg)	kg	151	73	78	107%	83	68	82%

WHOLESALE
Wholesale cannabis gross revenue	$	4,111	1,899	2,212	116%	401	3,710	925%
Wholesale non-cannabis gross revenue	$	–	–	–	–	–	–	–
Wholesale cannabis excise taxes	$	–	–	–	–	–	–	–
Wholesale cannabis net revenue	$	4,111	1,899	2,212	116%	401	3,710	925%
Dried grams and gram equivalents sold (kg)	kg	4,204	2,264	1,940	86%	160	4,044	2528%

INTERNATIONAL
International cannabis gross revenue	$	6,041	6,810	(769)	(11%)	1,125	4,916	437%
International cannabis excise taxes	$	–	–	–	–	–	–	–
International cannabis net revenue	$	6,041	6,810	(769)	(11%)	1,125	4,916	437%
Dried grams and gram equivalents sold (kg)	kg	2,285	2,600	(315)	(12%)	450	1,835	408%

ANCILLARY REVENUE[1]	$	226	103	123	119%	55	171	311%
Total net revenue	$	50,188	38,760	11,428	29%	29,468	20,720	70%

1 Revenue outside of the primary operations of the Company.

ADULT-USE SALES

Non-Beverage Adult-Use Sales

During the three months ended October 31, 2021, the Company’s consolidated net adult-use revenue (exclusive of cannabis infused beverages) grew 47%, quarter over quarter. The Company’s organic quarter over quarter net sales fell by 10%. The key drivers of these variances are the following:

•	Net adult-use revenues contributed by the acquisitions of Redecan and 48North in the period from their acquisition dates was $12,839 and $1,132, respectively.

•

The Company’s organic net revenues in the provincial market of Alberta fell 50% as the result of significantly reduced Original Stash dry flower sales. This was due to the lifecycle of the products within the brand winding up. Management is actively remediating this through the introduction of new SKUs to rejuvenate the brand.

Total net adult-use revenue experienced significant growth of 48% from the comparative period of fiscal 2021. Organic adult-use net sales declined by 27% from the first quarter of fiscal 2021. Key factors contributing to the overall net increase were the following:

•	Accretive net sales from the recent acquisitions of Zenabis, 48North and Redecan amounted to $18,279 during the period.

•

The Company’s year over year, Quebec based sales of Original Stash decreased by 63% in the current period, as the result of significantly increased competition in the Quebec market. Management has begun implementing a plan to reinvigorate the

16        MD&A

portfolio. Offsetting this was the net sales contributed by the Company’s latest brand, Bake Sale (launched Q3’21) which contributed new revenues of $3,526 during the period. Approximately one-third of Bake Sale was sold in Ontario, where the Company grew provincial net sales 53%, when compared to the first quarter of fiscal 2021.

Beverage Based Adult-Use Sales

Sales from the Company’s HEXO CIB (Cannabis Infused Beverages) revenue stream effectively represents the sales activity of the Company’s joint business venture with Molson Canada, Truss. These sales began in the third quarter of the 2020 fiscal year. HEXO CIB was established in order to manufacture, produce and sell cannabis beverage products until Truss obtains its own separate license from Health Canada. On October 1, 2021, Truss obtained their Health Canada manufacturing license. Under the new arrangement and until Truss LP receives its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. Truss LP has applied for a Cannabis selling license but this has not been granted as at October 31, 2021 (expected in the first half of calendar 2022), at which point the Company will cease to sell Truss beverage products on behalf of Truss LP and account for these sales under the equity method of accounting through its investment in associate.

During the quarter, net beverage sales increased a moderate 3% from the first quarter of fiscal 2021 and fell 39% quarter over quarter. Truss beverages continued to lead in the key market of Ontario, capturing 36% market share during the period and holding top position in Quebec with 70% market share. The quarter over quarter decreased beverage sales is the result of seasonality, in which, increased sales were realized in the warmer summer months.

INTERNATIONAL SALES

During the period, recognized international sales grew 437% from the comparative period of fiscal 2021. The acquired business of Zenabis contributed $2,345 during the period, and thus organic growth from the prior year amounted to 229% or $2,571. Quarter over quarter, sales decreased by 11% as the Company effectively recognized two periods of revenues in Q4’21 due to a logistical issue in Q3’21 which was resolved in Q4’21.

DOMESTIC MEDICAL SALES

Domestic net medical revenue increased 237% from the previous quarter and 37% from the first quarter. The acquisition of Redecan contributed 92% of the growth with the legacy operations contributing the balance of that growth. As compared to the first quarter of fiscal 2021, legacy operations medical net revenue has decreased 52% as the result of decreasing average medical prices and a continued focus on adult-use sector.

WHOLESALE REVENUE

Wholesale activity consists of transactions held between the Company and other licensed entities. These sales are generally large quantities at competitive, bulk sale prices which vary from sale to sale. Wholesales are also free of excise taxes, as this burden belongs to the purchaser.

During the quarter the Company’s wholesale revenue experienced growth of 116% from the previous quarter and 925% growth from the first quarter of fiscal 2021. The recently acquired Zenabis contributed significantly all of the wholesale revenues during the period, and experienced organic growth of 33% (when prorating the 2 months ended July 31, 2021 sales), quarter over quarter.

Excise Taxes

Excise taxes are applicable to the adult-use and medical sales. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company’s net revenues on cannabis sales. Excise taxes for flower-based products are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products. Excise taxes for distillate, oil-based products, such as the adult-use cannabis infused beverages are applied on the basis of a fixed amount per mg of THC, whereas CBD products are free of excise taxes.

Wholesale and International medical based sales are free of the excise taxes burden.

Generally, increases to excise taxes are the result of increased adult-use sales when compared to the previous quarter and the comparative period of fiscal 2021. As a percentage of adult-use gross sales in the period, excise taxes have decreased nominally to 35% from 36% of gross revenue, quarter over quarter and increased from 32% in Q1’21. The increase in the ratio, year over year, is due to the declining average flower selling prices and an average decreased sales mix price due to increased market competition and competitive pricing strategies implemented in attempts to gain and hold market share.

17        MD&A

Cost of Sales and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, net realizable adjustments, write offs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process, less expected cost to complete and selling costs and includes certain management estimates.

The crystallized fair value is the result of the purchase price accounting of Redecan and Zenabis, has been removed from gross profit before adjustments below. These figures represent fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold.’ However, per IFRS 3 requirements, the carried fair value adjustments were then capitalized to the inventories cost basis upon acquisition.

The following table summarizes and reconciles the Company’s gross profit line items per IFRS to the Company’s selected non-IFRS measures gross profit before adjustments and gross profit before fair value adjustments. Refer to section ‘Non-IFRS Measures’ for definitions.

For the three months ended	October 31, 2021	July 31, 2021	October 31, 2020
	$	$	$
Net revenue from sale of goods	49,962	38,657	29,413
Adjusted cost of sales	(37,270)	(28,500)	(19,087)
Gross profit before adjustments	12,692	10,157	10,326

Write off of biological assets and destruction costs	(980)	–	–
Write off of inventory	(615)	(1,181)	–
Write (down)/up of inventory to net realizable value	(36,197)	(5,308)	(1,543)
Crystallization of fair value on business combination accounting	(7,923)	(2,272)	–
Gross (loss)/profit before fair value adjustments	(33,023)	1,396	11,869

Realized fair value amounts on inventory sold	(12,760)	(14,148)	(4,806)
Unrealized gain on changes in fair value of biological assets	13,581	15,883	11,096
Gross (loss)/profit	(32,202)	3,131	18,159

COST OF SALES & GROSS MARGIN BEFORE ADJUSTMENTS

The following table illustrates the breakout of gross profit before adjustments (non-IFRS measure) by sales stream for the current the previous fiscal quarters.

For the three months ended	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverages	Company total
October 31, 2021	$	$	$	$	$	$	$
Net revenue from the sale of goods	35,983	668	6,041	4,111	46,803	3,159	49,962
Adjusted cost of sales	(27,938)	(276)	(2,148)	(3,128)	(33,490)	(3,780)	(37,270)
Gross profit before adjustments ($)	8,045	392	3,893	983	13,313	(621)	12,692
Gross margin before adjustments (%)	22%	59%	64%	24%	28%	(20%)	25%

July 31, 2021	$	$	$	$	$	$	$
Net revenue from the sale of goods	24,557	198	6,810	1,899	33,464	5,193	38,657
Adjusted cost of sales	(21,090)	(116)	(2,306)	(1,492)	(25,004)	(3,496)	(28,500)
Gross profit before adjustments ($)	3,467	82	4,504	407	8,460	1,697	10,157
Gross margin before adjustments (%)	14%	41%	66%	21%	25%	33%	26%

October 31, 2020	$	$	$	$	$	$	$
Net revenue from the sale of goods	24,344	486	1,125	401	26,356	3,057	29,413
Adjusted cost of sales	(15,497)	(123)	(317)	(113)	(16,050)	(3,037)	(19,087)
Gross profit before adjustments ($)	8,847	363	808	288	10,306	20	10,326
Gross margin before adjustments (%)	36%	75%	72%	72%	39%	(1%)	35%

18        MD&A

Adult-Use (excluding beverages)

The Company’s total non-beverage gross margin before adjustments increased to 22% from 14% in the previous quarter. The growth is due to the contribution of Redecan sales at higher average margins and the improvement Zenabis adult-use margins after realizing more efficient cultivation costs in the remaining Atholville facility after closing Langley.

International

The Company continued its international sales to Israel and Australia during the period and the (see section ‘Revenues – International Sales’). There is no excise tax burden applicable to international sales. The gross margin before adjustments remains relatively consistent quarter over quarter. As compared to the same period of fiscal 2021, the gross margin before adjustments decreased as the result of the contributed international sales of Zenabis which offer a lower margin. As previously disclosed, the Company’s wholesale activity and the associated gross margins may vary from period to period as they are dependent upon the specific wholesale agreements with other licensed producers.

Wholesale

The wholesale gross margin before adjustments increased during the period as the result of the improved Zenabis margin (discussed above) and the additional, high margin Redecan wholesales. When compared to the first quarter of fiscal 2021 (which contained HEXO only wholesales) the gross margin before adjustments decreased as the result of legacy Zenabis wholesale agreements being fulfilled at lower margins.

Cannabis Infused Beverages

The adult-use beverage gross margin decreased from the previous quarter after the derecognition of CIB operations under the old services agreement, and the recognition of certain production variances. As discussed in the Company’s CIB division section (see section ‘HEXO CIB’) Truss received its cannabis manufacturing license on October 1, 2021.

IMPAIRMENTS AND WRITE OFFS

In the three months ended October 31, 2021, the Company destroyed $980 of biological asset and wrote off $615 of inventory upon the winddown and ending of operations at the Langley facility. Also, during the period, the Company impaired $36,197 of inventory primarily due to the cessation of the KIT project which would have used significant biomass to commission the equipment. In the comparative period, the Company recorded a reversal of impairment of $1,543. The reversal was due to the Company selling previously impaired adult-use dried flower product.

In the previous quarter, the Company destroyed $1,181 of unsellable, aged, dried cannabis inventory and $5,308 in write downs to net realizable value (“NRV”). The NRV write downs were due to obsolete packaging and raw materials as well as aged, finished goods which do not meet desired specifications.

FAIR VALUE ADJUSTMENTS

The unrealized gain on changes in fair value of biological assets increased 22% from the comparative quarter of fiscal 2021, respectively. The growth is the result of the acquisitions of Redecan, Zenabis and 48North and the increased total biological assets on hands. Redecan contributed unrealized gain on changes in fair value of $4,213 during the period due to their significant biological asset yields per plant.

The Company’s organic unrealized gain on changes in fair value of biological assets decreased by approximately 53% quarter over quarter and 33% from the first quarter of fiscal 2021, as the result of decreased weighted average selling prices which adversely affected the value of its biological assets.

The realized fair value adjustment on inventory sold for the three months ended October 31, 2021 decreased 10% compared to the previous quarter due to the decrease in HEXO and Zenabis volumes sold. No fair value on inventory sold was realized for Redecan sales during the period as these expenses were crystalized to inventory’s carrying value through the purchase price allocation accounting on the acquisition date. When compared to the comparative period of fiscal 2021 the realized fair value adjustment on inventory sold increased 166% due to the increased volumes contributed by the acquisition of Zenabis.

19        MD&A

Operating Expenses

For the three months ended	October 31, 2021	July 31, 2021	October 31, 2020
	$	$	$
General and administration	22,484	19,160	11,916
Marketing and promotion	6,223	3,665	2,082
Share-based compensation	3,824	827	2,930
Research and development	967	934	1,033
Depreciation of property, plant and equipment	2,057	1,728	1,078
Amortization of intangible assets	8,158	1,002	331
Restructuring costs	3,989	1,562	525
Impairment of property, plant and equipment	23,803	19,350	803
Impairment of investment in joint venture and associates	26,925	–	–
Loss/(gain) on disposal of property, plant and equipment	329	19	78
Acquisition transaction costs	24,374	14,869	–
Total	123,133	63,116	20,776

Operating expenses include general and administrative expenses, marketing and promotion, share-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing, promotion and sales staff, and general corporate communications expenses. general and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

During the three months ended October 31, 2021, the Company’s general and administrative expenses increased 89% compared to the first quarter of fiscal 2021. This increase is due to the following:

●

Payroll related and other general expenses during the current period increased due to the addition of Zenabis for the full three months ended and the addition of Redecan and 48North operations for the two months from their acquisition dates, resulting in an increased headcount, additional office expense, rent and insurance.

●	Audit and legal related professional fees have increased as the Company has increased in both complexity and size (due to M&A activity) year over year.

As a percentage of total gross revenues, G&A expenses, have increased to 32% from 29% as compared to the first quarter of fiscal 2021.

Similarly, when compared to three months ended July 31, 2021, general and administrative expenses increased due to additional expenses post acquisition of 48North and Redecan during the two months ended October 31, 2021.

MARKETING AND PROMOTION

Marketing and promotion expenses increased quarter over quarter and from the comparative period of fiscal 2021 partially due to increased marketing expenses at Redecan as part of the enhanced marketing program at retail pop-ups. The Company also incurred costs related to the carbon offset initiative (new in FY22) and additional marketing payroll and materials expenses.

SHARE-BASED COMPENSATION

In the three months ended October 31, 2021, share-based compensation expenses increased from the previous quarter due to a full quarter of June and July 2021 stock option vesting activity.

When compared to the same period of fiscal 2021, share-based compensation increased due to the July 2021 stock option grant as stock options vest on a graded basis.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months October 31, 2021 and compared to the same period of fiscal 2021, depreciation of property, plant and equipment in operating expenses increased due to the additional depreciable property plant and equipment acquired through the acquisitions of Zenabis, Redecan and 48 North.

AMORTIZATION OF INTANGIBLE ASSETS

During the three months ended October 31, 2021 and compared to the first quarter of fiscal 2021, amortization increased due to the additional amortizable intangible assets, namely, cultivation licenses and brands, which were acquired through the business combination of Zenabis (June 1, 2021), Redecan (August 30, 2021) and 48 North (September 1, 2021).

20        MD&A

RESTRUCTURING COSTS

During the three months ended, October 31, 2021 restructuring expenses increased due to the change in the Company’s Chief Executive Officer and severance payments to certain senior personnel as a result of ongoing integration activities related to the newly acquired businesses. This resulted in executive severance and replacement costs.

During the comparative period the Company was underwent a restructuring to rightsize certain departments, such as HR. These costs were primarily comprised of executive severance payments.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

The Company incurred impairment losses on property, plant and equipment during the period. The impairments were due to two factors. The first being the Company’s assessment of a certain zone within its B9 facility which has been deemed redundant by management based on its new cultivation capacity. Secondly, on October 31, 2021 management completed a review and assessment of the KIT extraction project and suspended the project, indefinitely. As such, previously capitalized costs have been impaired, resulting in a loss of approximately $11,260.

During the comparative period in fiscal 2021, impairment losses related to the abandoned Montreal facility lease right-of-use asset which was as it was no longer required under the Company’s operational needs.

IMPAIRMENT OF INVESTMENT IN ASSOCIATE

On October 31, 2021, there existed indicators of impairment on the Company’s investment in Truss LP and as such management performed discounted cash flow valuation at October 31, 2021 which resulted in impairment to its recoverable amount. The historical carrying amount of the Truss LP investment included $42,300 related to the fair value of warrants issued to Molson Canada as part of the initial investment in 2018. These warrants expired unexercised in October, 2021.

ACQUISITION AND TRANSACTION COSTS

During the period, the Company realized expenses related to acquisitions of Redecan, 48North and the integration of Zenabis. These expenses include closing costs, legal expenses, broker compensation, costs associated with the special shareholders meeting to approve the Redecan transaction, due diligence, consulting, and other applicable costs. The Company realized similar costs related to these acquisitions in the previous quarter.

Other Income and Losses

	For the three months ended
	October 31, 2021	July 31, 2021	October 31, 2020
	$	$	$
Interest and financing expenses	(5,305)	(23,756)	(2,307)
Interest income	774	544	412
Interest income (expense), net	(4,531)	(23,212)	(1,895)

Revaluation of financial instruments gain	27,467	7,304	733
Loss from investment in associate and joint ventures	(2,149)	(603)	(1,073)
Fair value gain/(loss) on convertible debenture	–	514	–
Fair value loss on senior secured convertible note	11,670	(7,478)	–
Realized gain (loss) on investments	(279)	790	(587)
Foreign exchange gain/(loss)	5,504	12,944	(461)
Other income	–	252	1,648
Non-operating income (expense), net	42,213	13,723	260

INTEREST AND FINANCING EXPENSES

During the three months ended October 31, 2021 interest and financing expenses decreased as the previous quarter included significant financing fees attributable to the senior secured note acquired to partially finance the acquisition of Redecan and settle certain acquired debt. Approximately $18,800 of broker, advisory and legal fees were realized (see section ‘Capital Resources’).

Compared to the same period of fiscal 2021, interest and financing fees have increased due to additional interest bearing debt instruments acquired through the acquisition of Zenabis on June 1, 2021.

REVALUATION OF FINANCIAL INSTRUMENTS

The Company revalued certain of its financial instruments on October 31, 2021, resulting in a gain in the current period due to the decrease to the Company’s share price in the period. The unrealized losses in the previous quarter and the first quarter of fiscal 2021 were resultant of a lower inter period volatility in the Company’s share price and an altogether significant lower liability base. The applicable financial instruments are the USD denominated warrants including those issued as part of the August 2021 public offering, which are classified as a liability and remeasured at each period end date.

21        MD&A

SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES AND JOINT VENTURES

The Company accounts for its interests in associates and joint venture under the equity method and as such recognizes the applicable portion of their financial results onto the consolidated statement of comprehensive loss.

Quarter over quarter, these losses increased due to increased losses from Truss LP and Truss USA as operations continue to shift towards scale. Similarly, the increase from the first quarter of fiscal 2021 due to the aforementioned.

FAIR VALUE LOSS ON SENIOR SECURED CONVERTIBLE NOTE

In the previous quarter on May 27, 2021, the Company issued a US$360 million Senior secured convertible note including an associated day one deferred loss. On October 31, 2021 the note was revalued to its fair value in which the Company incurred an unrealized gain of $24,308 due to reduced share prices and the reduction of principal debt due to optional redemptions that were settled in the period. Also, during the period the Company recognized $12,362 in amortization related to the day one deferred loss.

FOREIGN EXCHANGE GAIN/(LOSS)

Gains and losses are the outcome of favorable and unfavorable volatility in the CAD/USD FX rate period over period. As at October 31, 2021, the Company’s USD denominated cash position decreased significantly due to the approximate $US229 million Cash previously held in escrow being utilized for the acquisition of Redecan. The increase from the first quarter of fiscal 2021 is due to the Company’s additional US$80 million reserved cash balance raised through the May 2021 Senior secured convertible note, and the associated favorable variance.

OTHER INCOME

During the three months ended October 31, 2021, the Company did not recognize other income.

In the previous quarter and the comparative period of fiscal 2021, recovery on partnership were recorded as Other Income as the result of the Company’s arrangement with Truss in which the Company recovers its net loss incurred due to the operations of HEXO CIB (see section Cannabis Infused Beverage (“CIB”)”). During the quarter, Truss obtained its license resulting in a new arrangement which eliminated the need for the Company to recognize recoveries.

Adjusted EBITDA

As defined under section ‘Non-IFRS Measures’ Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring and acquisition costs as these are the associated costs for the severance and other payroll related expenses to restructure the Company in such a manner that they are not expected to be a part of the Company’s continuous operations, plus (minus) certain non-cash items, as determined by management as follows:

	Q1’22	Q4’21	Q3’21	Q2’21	Q1’21
		$	$	$	$

Total net loss attributable to shareholders before tax	(117,427)	(69,512)	(20,708)	(20,839)	(4,197)

Finance expense (income), net	4,531	23,211	2,947	2,472	1,895
Depreciation, included in cost of sales	4,969	2,308	1,502	2,385	2,406
Depreciation, included in operating expenses	2,057	1,728	1,612	1,679	1,078
Amortization, included in operating expenses	8,158	1,002	371	342	331

Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(27,467)	(7,304)	383	9,937	(733)
Share of loss from investment in joint venture	2,149	602	2,244	2,584	1,073
Loss/(gain) on convertible debt fair market valuation	(11,670)	6,964	(746)	–	–
Unrealized loss/(gain) on investments	279	(788)	(544)	(1,248)	587
Foreign exchange loss/(gain)	(5,504)	(12,945)	1,514	1,862	461

Non-cash fair value adjustments
Realized fair value amounts on inventory sold	12,760	14,148	6,426	6,387	4,806
Unrealized gain on changes in fair value of biological assets	(13,581)	(15,883)	(10,863)	(13,657)	(11,096)
Crystalized fair value adjustment on PPA[1]	7,923	2,272	–	–	–

Restructuring costs & acquisition costs
Restructuring costs	3,989	1,562	336	860	525
Acquisition costs	24,374	14,869	1,871	436	–

Other non-cash items
Share-based compensation, included in operating expenses	3,824	827	2,715	5,259	2,930

22        MD&A

	Q1’22	Q4’21	Q3’21	Q2’21	Q1’21
		$	$	$	$
Share-based compensation, included in cost of sales	211	333	251	402	596
Write-off of biological assets and inventory	1,595	1,181	–	–	–
Write (up)/down of inventory to net realizable value	36,197	5,308	–	–	(1,543)
Impairment loss on right-use-assets	–	–	–	–	761
Gain on exit of lease	–	–	(88)	–	(419)
Impairment losses on property, plant and equipment, net	23,803	19,350	16	61	42
Impairment of investment in associate	26,925	–	–	–	–
Disposal of long-lived assets	329	19	(19)	1,280	78
Adjusted EBITDA	(11,576)	(10,748)	(10,780)	202	(419)

1 The Company has quantified and adjusted the previous quarters Adjusted EBITDA for the crystalized fair value adjustment on PPA.

The Company’s current periods Adjusted EBITDA decreased from the previous quarter due to lower gross margins before fair value adjustments and increased expenses (see sections ‘Cost of Sales & Gross Margin Before Adjustments’ and ‘Operating Expenses’). Operating expenses have also increased as the result of the recent acquisitions and increased marketing, professional and consulting fees. On a prorated basis the operating expenses of Zenabis improved by 41% quarter over quarter (the Company continues working towards establishing synergist cost savings on its consolidated operating expenses). In the two months ended October 31, 2021, the operations of Redecan contributed an adjusted EBITDA loss of ($632).

As compared to Q1’21, the Company’s Adjusted EBITDA loss growth was driven by reduced gross margin before fair value adjustments and increased operating expenses.

Quarterly Results Summary

The following table presents certain unaudited financial information for each quarter of the past two fiscal years. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q1 ’22 October 31, 2021	Q4 ’21 July 31, 2021	Q3 ’21 April 30, 2021	Q2 ’21 January 31, 2021
	$	$	$	$
Net revenue	50,188	38,760	22,660	32,880
Total comprehensive loss	(116,908)	(67,959)	(20,708)	(20,839)
Weighted average shares outstanding	251,805,870	142,018,176	122,397,731	122,022,069
Loss per share – basic	(0.46)	(0.48)	(0.17)	(0.17)
Loss per share – fully diluted	(0.46)	(0.48)	(0.17)	(0.17)

	Q1 ’21 October 31, 2020	Q4 ’20 July 31, 2020	Q3 ’20 April 30, 2020	Q2 ’20 January 31, 2020

	$	$	$	$
Net revenue	29,468	27,145	22,132	17,007
Total comprehensive loss	(4,197)	(169,532)	(18,837)	(298,167)
Weighted average shares outstanding	120,849,754	77,376,174	73,852,844	65,835,852
Loss per share – basic	(0.04)	(1.60)	(0.28)	(4.52)
Loss per share – fully diluted	(0.04)	(1.60)	(0.28)	(4.52)

Financial Position Highlights

The following table provides a summary of our financial position as at October 31, 2021 and July 31, 2021.

	October 31, 2021	July 31, 2021
	$	$
Total assets	1,614,010	1,311,803
Total liabilities	549,826	579,538
Share capital	1,712,163	1,267,967
Share-based payment reserve	70,995	69,750
Warrants	82,495	124,112
Contributed Surplus	84,993	41,290
Non-controlling interest	(1,412)	1,987
Accumulated other comprehensive income and deficit	(885,050)	(772,841)

23        MD&A

Total Assets,

On October 31, 2021 the Company’s total assets have increased by 23% from July 31, 2021. The following significant activities and events resulted in the net increase of assets during the three months ended October 31, 2021:

●

Total assets have increased as the result of the business combination of Redecan and 48North. The Company recognized $198,837 of identified intangible assets acquired as well as $286,850 of Goodwill generated from the transactions.

●	The Company’s cash and cash equivalents fell $11,699 See section ‘Liquidity and Capital Resources’)
●	The Company’s total restricted cash balance of $285,779 was utilized, as intended, to fund a portion of the purchase price related to the acquisition of Redecan.
●	Inventory and Biological assets increased as the result of the Redecan and 48North acquisitions
●	Property, plant and equipment increased by $118,882, of which $135,527 was acquired on the business combinations of Redecan and 48North.
●

The Company recognized impairments losses of property, plant and equipment of $23,803 due to the cessation of the ongoing KIT project and its assets, as well as the impairment of a redundant cultivation zone (zone 5 B9) and its related equipment.

●

The Company made capital contributions of $1,861 to its investments during the period, which were offset by the Company’s share of losses in its joint venture and associates and the impairment of the Company’s investment in Truss LP, resulting in an impairment loss of $26,925 (see section ‘Impairment of investment in Associate’).

Total Liabilities

Current liabilities on October 31, 2021 decreased quarter over quarter due to the following:

●

Accounts payable and accrued liabilities decreased by 15% as the result of a change in the Company’s arrangement with Truss LP following the receipt of their cannabis processing license (see ‘HEXO CIB (Cannabis Infused Beverages).

●	The Senior secured convertible note decreased by $89,715 on a net basis, due to redemptions repayments during the period (see section ‘Capital Resources’) as well as a gain on fair value.
●

Offsetting the reduction was the increase in warrant liabilities by $11,788 due to the issuance of USD denominated warrants in the Company’s August 2021 underwritten public offering and the recognition of a $60,740 deferred tax liability on acquisition of Redecan.

Long term liabilities remained relatively consistent during the period as no long term debt or significant lease liabilities were acquired through acquisition.

Share Capital

During the three months ended October 31, 2021, share capital increased $444,196 due to; $230,232 of the share issuances on the Redecan and 48North acquisitions, $75,885 of senior secured convertible note redemptions, $135,779 of raised capital through the August 2021 underwritten public offering, $2,154 of issued capital as broker compensation and $146 on the exercise of options.

Share-Based Payment Reserve

During the three ended October 31, 2021 the Company’s shares-based payment reserve increased on a net basis. The net increase is the result of total share-based compensation issued of $3,923 and replacement stock options of $18 on the 48North acquisition. This was offset by expired vested stock options of $2,592 and exercised options of $104.

Warrants Reserve

During the three ended October 31, 2021, the warrant reserve decreased by $42,386 due to the expiry of warrants issued as compensation in the formation of Truss LP in October 2018. The warrant reserve was increased by $769 on the issuance of replacement warrants associated to the acquisition of 48North.

Contributed Surplus

The Company’s contributed surplus increased by $43,703 during the three months ended October 31, 2021 due to the expired warrants and stock options as stated above.

Liquidity and Capital Resources

Cash Flow Highlights

For the three months ended	October 31, 2021	October 31, 2020
Cash (used)/generated through:	$	$
Operating activities	(56,497)	(6,104)
Financing activities	163,809	(3,270)
Investing activities	(119,011)	(25,026)

24        MD&A

Operating Activities

Net cash used in operating activities for the three months ended October 31, 2021 increased to $56,497 from $6,104 in the comparative period as a result following:

●	The Company’s gross profit before adjustments increased by $2,366 when compared to Q1’21;
●	Acquisition and transaction costs related to the periods M&A were $24,374 (October 31, 2020 - $nil);
●	Changes to non-cash working capital of ($14,725) (October 31, 2021 – ($4,930)) composed of;
o	Net reduction of inventories and biological assets carried of $13,035; and
o	Decrease in accounts payable and accruals by $30,063.

Financing Activities

Net cash generated from financing activities for the three months ended October 31, 2021 increased from the comparative period due to the following events and transactions:

●	Cash generated from issuance of common shares through the underwritten public offering in August 2021 was $175,034; and
●	During the period, the Company repaid convertible and other debt acquired through the Zenabis and 48North acquisitions in the amount of $6,754.

Investing Activities

Cash used for investing activities increased significantly in the three months ended October 31, 2021 from the year ended July 31, 2021 due to the following events and transactions:

●

The Company’s $286,454 of Cash held in escrow, which had been raised through the Senior secured convertible note in May 2021, was fully utilized, as intended, to partially fund the $402,173 cash component of the Redecan transaction. The balance of the cash component was derived from the cash raised in August 2021 underwritten public offering; and

●	Cash acquired through the acquisition of Redecan and 48North was $21,016.

Going Concern

The Company has reported operating losses $155,109 in current period and $85,495 for the year ended July 31, 2021. Cash outflows from operating activities for the three months ended were $56,497 and $43,068 for the year ended July 31, 2021, however, management notes that these cash outflows were impacted by transitory executive restructuring and M&A costs associated with the recent acquisitions. These cash outflows amounted to $28,363 during the three months end October 31, 2021.

Under the terms of the Senior Secured Convertible Note, the holder has the option to require monthly redemptions, which are settled in either cash or equity. In order to retain the right to settle the monthly redemptions in either cash or equity, the Company must maintain, for each of the 20 previous trading days, a daily volume weighted average price per common share on the Nasdaq Capital Market (“VWAP”) above US$1.50, as well as meet certain other conditions. In the event that the Company’s daily VWAP falls below US$1.50, the Company must seek a waiver from the holder in order to settle each monthly redemption in equity (the “Equity Condition Waiver”). If the holder does not grant the waiver, the monthly redemption is required to be settled in cash. These monthly redemptions may result in significant cash outflows over the next twelve months.

As of the date of this MD&A, when requested, the holder has granted the equity waiver and has permitted settlement of the monthly redemptions in equity. However, management is actively reviewing cash flow and options to enable the Company to willingly settle certain future optional redemptions in cash. Management has determined that this strategic decision to voluntarily make redemption payments in cash, where permissible, is anticipated to be less dilutive to shareholders and provides could help to ease downward pressure on the Company’s share price. There can also be no absolute certainty that where the daily VWAP falls below US$1.50, that the holder will continue to grant equity waivers to permit settlement of the monthly redemptions in equity. The Company has maintained a positive relationship with the holder, with the holder having negotiated and agreed to two amendments favorable to the Company. While there exists a risk that significant cash outflows may be required over the next twelve months under the terms of the Senior Secured Convertible Note, the Company has been working with the Holder to renegotiate the terms of the arrangement.

Existing funds on hand, when combined with operational cash flow, would not be sufficient to fund the potential Senior Secured Convertible Note redemption payments. Additionally, the ability to fund capex budgets, convertible debt and other commitments may be at risk due cash payments towards the Senior Secured Convertible Note. Management is exploring several options to secure the necessary financing, which could include the issuance of new public or private equity or debt instruments, supplemented with operating cash inflows from operations. Management Subsequent to October 31, 2021, management has relaunched the previously announced At-the-market public offering. Nevertheless, there is no assurance that certain sources of additional future funding will be available to the Company or will be available on terms which are acceptable to management.

The financial statements and this MD&A do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

25        MD&A

Capital Resources

On October 31, 2021, working capital totaled $9,598. The Company had no “in-the-money” warrants or vested stock options issued and outstanding as of October 31, 2021, using the closing market price of the common shares on the Nasdaq of $1.80 (as at October 29, 2021, the final trading day of the period).

The Company is continuously assessing its capital and operational expenditures to streamline the business and cut down operational losses each period on the path to generating earnings per share.

The following table provides information about the Company’s remaining funds from recent public offering and private placement and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings. The remaining cash related to financings raised for general corporate and working capital needs are prorated based timing of funds raised and the current periods cash flow.

Date	Type	Gross Proceeds	Initially Intended Use of Net Proceeds	Actual Use of Proceeds
May 21, 2020	Underwritten public offering	$57,545	The net proceeds generated from the financing amounted to $54,493. The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.

The Company has remained compliant with its stated intended use as at October 31, 2021 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

Due to the timing of the financing the Company utilizing raised funds for general purposes on a first in, first out basis, the funds have been fully utilized at October 31, 2021.

July 16, 2020 to July 31, 2020	At-the-market public offering	$34,551

The net proceeds generated from the financing amounted to $33,236.

The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include:

(i)  working capital;

(ii)   capital expenditures; and

(iii)  debt repayments.

The Company has remained compliant with its stated intended use as at October 31, 2021 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

Due to the timing of the financing the Company utilizing raised funds for general purposes on a first in, first out basis, the funds have been fully utilized at October 31, 2021.

May 11, 2021	At-the-market public offering	$46,987

The net proceeds generated from the financing were approximately $46,564.

The Company expects to use the net proceeds from the ATM Program for:

(i)  costs associated with the Company’s U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement;

(ii)   capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company’s Belleville, Ontario facility;

(iii)  potential future acquisitions;

(iv)  working capital, including replenishing existing cash resources and working capital which will be used to fund certain transaction and integration costs and minimum debt repayments related to the

The Company has remained compliant with its stated intended use as at October 31, 2021 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

The raised proceeds were used towards the funding of working capital and debt repayments. On a first in, first out basis, the funds have been fully utilized at October 31, 2021.

Subsequent to October 31, 2021, management has resume its at-the-market program and has raised approximately $14 million to the date of this MD&A.

26        MD&A

Company’s proposed acquisition of Zenabis Global Inc. (“Zenabis”); and (v) repayment of additional debts owed by Zenabis following the completion of the Zenabis acquisition.
May 27, 2021	Senior Secured Convertible Note	USD$327,600	The approximate net proceeds before closing fees from the financing were USD$327,600. The Company expected to use virtually all the funds to finalize the acquisition of Redecan.

Upon receipt, as agreed upon, USD$229,320 of the funds were placed into escrow. The remaining amount was wired to the Company subject to a covenant to restrict USD$80 million of the funds for the acquisition of Redecan.

The Company was in compliance with the stated use of funds and the required covenant at October 31, 2021.

On August 30, 2021, the Company utilized the senior secured convertible note’s net, unrestricted proceeds to fund a significant portion of the $402 million cash component of acquiring Redecan. Management assessed the available financing options and determined the issuance of the convertible note was appropriate and the best available option in order to secure the definitive purchase agreement to acquire Canada’s largest private cannabis licensed producer.

As at October 31, 2021, $99,696 (US$80,000) remains restricted for the settlement of certain debt and associated liabilities.

August 24, 2021	Underwritten Public Offering	USD$144,800

The approximate net proceeds before closing fees from the financing were $138,871.

The Company intended to use the net proceeds from this offering to satisfy a portion of the cash component of the purchase price payable to the Redecan shareholders on closing of the Redecan acquisition and for expenditures in relation to the Company’s U.S. expansion plans.

The Company was compliant with its stated intended use as at October 31, 2021 as management utilized approximately $106,185 in closing the transaction to acquired Redecan.

As at October 31, 2021, there remains $26,147 on hand.

Capitalization Table

The capitalization information in the table below presents the balances of issued and outstanding common shares and other convertible securities as at the date of this MD&A, October 31, 2021 and July 31, 2021.

	December 14, 2021	October 31, 2021	July 31, 2021
Common shares	355,758,988	311,388,670	152,645,946
Warrants	59,848,564	59,871,673	36,986,570
Options	10,917,874	11,734,138	12,018,143
Restricted share units	709,826	550,832	550,832
Convertible debentures	3,175,633	3,175,633	3,175,633
Senior convertible note[1]	273,384,890	190,419,823	84,501,262
Total	703,795,775	577,140,769	289,878,386

1 Estimated based on the assumption all remaining principal at 110% is converted at 88% of the current share price.

27        MD&A

The following table summarizes the Company’s stock options outstanding as at October 31 and July 31, 2021.

	October 31, 2021		July 31, 2021
	Number of options	Weighted exercise price	Number of options	Weighted average exercise price
Opening balance	12,018,143	$10.63	7,503,691	$16.30
Granted	–	–	5,273,906	5.21
Replacement options issued on acquisition	162,009	7.19	905,902	3.81
Forfeited	(340,336)	6.46	(630,473)	12.80
Expired	(88,655)	26.74	(624,832)	25.95
Exercised	(17,023)	2.54	(410,051)	3.00
Closing balance	11,734,138	$10.72	12,018,143	$10.63

Summary of outstanding and vested outstanding stock options as at October 31, 2021.

	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$2.32–$10.76	8,043,626	8.54	2,191,879	6.41
$15.56–$26.16	1,564,402	7.38	1,293,665	7.33
$28.52–$34.00	2,082,960	7.14	2,032,388	7.13
$47.36–$234.76	43,150	0.06	42,756	0.06
	11,734,138		5,560,688

The following table summarizes RSU activity during the three months ended October 31, 2021 and the year ended July 31, 2021. As of October 31, 2021, 506,729 RSU’s are vested and outstanding.

	October 31, 2021		July 31, 2021
	Units	Value of units on grant date	Units	Value of units on grant date
Opening balance	550,832	$7.91	587,108	$8.41
Granted	–	–	24,008	3.17-7.17
Replacement units issued on acquisition	–	–	223,506	8.61
Exercised – equity settled	–	–	(223,506)	8.61
Exercised – cash settled	–	–	(25,483)	5.62-8.60
Forfeited	–	–	(34,801)	11.76
Closing balance	550,832	$7.91	550,832	$7.91

The following table summarizes warrant activity during the three months ended October 31, 2021 and the year ended July 31, 2021.

	October 31, 2021		July 31, 2021
	Number of warrants	Weighted average exercise price[1]	Number of warrants	Weighted average exercise price[1]
Outstanding, beginning of year	36,666,958	$8.85	33,379,408	$7.60
Expired and cancelled	(2,889,617)	24.64	(535,889)	4.09
Issued on acquisition	1,554,320	1.42	5,970,370	14.59
Issued	24,540,012	4.27	–	–
Exercised	–	–	(2,146,931)	4.10
Outstanding, end of year	59,871,673	$4.85	36,666,958	$8.85

1 USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

Commitments

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

28        MD&A

	2022 (Nine months remaining)	2023 – 2024	2025 – 2026	Thereafter	Total

	$	$	$	$	$
Accounts payable and accrued liabilities	53,902	–	–	–	53,902
Excise taxes payable	4,635	–	–	–	4,635
Onerous contract	4,763	–	–	–	4,763
Convertible debenture and interest	2,435	41,273	–	–	43,708
Senior secured convertible note(3)	245,205	135,711	–	–	380,916
Lease obligations	4,886	12,638	11,301	51,041	79,866
Capital projects (1)	20,926	15,682	–	–	36,608
Capital calls to associate	10,400	–	–	–	10,400
Service contracts	5,418	3,600	823	145	9,986
Purchase agreements	1,296	288	–	–	1,584
Lease based operating expenses (2)	2,656	6,693	8,211	13,472	31,032

	356,522	215,885	20,335	64,658	657,400

(1)	Note the Company presents in commitments on capital projects on the basis of current capital budgets for capital projects.
(2)

Lease based operating expense represent the variable operating expenses associated with the lease obligation under IFRS 16, Under IFRS all amounts charged that have no minimum fixed charge are considered variable and not capitalized.

(3)	Based upon the current optional redemption timing under the Senior secured convertible notes agreement.

LITIGATION

Class Actions

As of October 31, 2021, the Company and its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and November 15, 2019. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) the certifications by Sebastien St-Louis and the underwriters of the Company. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at October 31, 2021 (July 31, 2021 - $nil).

As of October 31, 2021, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

MediPharm

As of July 31, 2020, the Company is subject to a lawsuit filed against HEXO Operations by Medipharm Labs Inc. (“Medipharm”) seeking $9,800 for alleged non-payment of cannabis resin it supplied to HEXO Operations pursuant to a supply agreement dated February 11, 2019 between Medipharm and HEXO Operations’ former subsidiary, Up Cannabis, which was a subsidiary of Newstrike and was amalgamated with HEXO Operations, together with Newstrike and certain other affiliates, in August 2019. HEXO intends to vigorously defend itself against the claim and has filed a defence and counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of Medipharm’s claim is contested by the Company, and the Company is seeking repayment of the full value of the supply agreement in the amount of $35,000 from Medipharm in its counterclaim.

Senior secured note

On June 1, 2021, by way of the business acquisition of Zenabis, the Company assumed senior notes payable and the following litigation with the associated lender of the notes (Note 20). Upon closing the acquisition of Zenabis, the Company was in default under the debenture due to the failure to obtain the lenders consent for a change of control. On February 19, 2021, Zenabis filed a petition in the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the debenture

29        MD&A

and to obtain discharges of the debenture and related security. The lender took the position that the amount to discharge the debenture and related securities was approximately $72,000. The Company believes the amount is approximately $53,000, which has been provided for in the consolidated financial statements. Under the senior secured note agreement, the Company has restricted funds to satisfy this liability. The difference largely relates to whether a prepayment fee and default fees are payable under the debenture and to the amount to buyout and discharge of a revenue based royalty liability. The petition was heard on March 29, March 30, March 31, April 1, April 15 and May 14, 2021. The Judge’s decision remains on reserve and no indication as to the likely timing of its release has been provided.

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at October 31, 2021, the Company has $50,174 in notes payable (July 31, 2021 – $50,159) (Note 20) that bear interest at a fixed rate and therefore are not subject to interest risk. The Company holds senior secured convertible debt (Note 18) that bears no cash interest and is repayable at a fixed rate of 110% of the face value.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial assets

The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for.

Financial liabilities

During the three months ended October 31, 2021 the Company obtained an amendment to the Senior secured convertible notes equity condition effectively reducing the Equity Condition threshold by 70% allowing the Company increased discretion over redemption payments to be repaid in cash or equity (Note 18). The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 18.

If the October 31, 2021 fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related increase or decrease to Comprehensive loss of an estimated $29,300 (October 31, 2020 – $no material impact). The following table presents the Company’s’ price risk exposure as at October 31, 2021 and July 31, 2021.

	October 31, 2021	July 31, 2021

	$	$
Financial assets	2,213	2,492
Financial liabilities	(295,505)	(373,432)

Total exposure	(293,292)	(370,940)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held in escrow, restricted cash and trade receivables. As at October 31, 2021, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, restricted funds and cash held in escrow are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2021 – AA) and an American commercial bank with a credit rating of A-. Certain restricted funds in the amount of $29,999 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating, however the utilized custodian is Citibank which holds a credit rating of A+.

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The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the three months ended October 31, 2021 is $83 (July 31, 2021 - $66).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at October 31, 2021 and amounted to $234,311 (July 31, 2021 – $522,908). During the three months ended October 31, 2021 the Company fully utilized the July 31, 2021 cash held in escrow balance to partially fund the acquisition of Redecan (Note 14).

The following table summarizes the Company’s aging of trade receivables as at October 31, 2021 and July 31, 2021:

	October 31, 2021	July 31, 2021

	$	$
0–30 days	16,795	22,971
31–60 days	14,080	12,390
61–90 days	10,799	1,435
Over 90 days	5,303	625

Total	46,977	37,421

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the three months ended October 31, 2021, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”) the Ontario Cannabis Store (“OCS”) and the Alberta Gaming, Liquor and Cannabis agency (“ALGC”) representing 31%, 20% and 15%, respectively (October 31, 2020 – SQDC, OCS and ALGC representing 54%, 15% and 18%, respectively) of total applicable periods gross cannabis sales.

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 12%, 46% and 12%, respectively, of total trade receivables, respectively as at October 31, 2021 (July 31, 2021 – the three crown corporations SQDC, OCS and ALGC representing 13%, 29% and 13% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its capital requirements. As at October 31, 2021, the Company has $55,763 (July 31, 2021 – $67,462) of cash and cash equivalents and $46,977 (July 31, 2021 – $37,421) in trade receivables. The Company has current liabilities of $411,065 (July 31, 021 – $503,638) on the statement of financial position. As well, the Company has remaining contractual commitments of $40,695 due before July 31, 2022. The Company has restricted funds to satisfy debt of $50,174, presented in current liabilities (Note 5). The maturity analysis of undiscounted cash flows for lease obligation and convertible debentures is disclosed in Note 19 and Note 17 of the financial statements, respectively.

Current financial liabilities include the Company’s obligation on the senior secured convertible note. The Company plans to settle a significant portion of this liability in equity. However, if the Company is unable to meet the requirements Equity Condition Waiver (Note 18) the Holder may demand settlement in cash. The analysis of potential cash outflow to redeem the Note up to the earliest maturity date is given below. During the three months ended October 31, 2021 the Company settled all the optional redemption payments in equity and subsequent to the period, the Company settled the November and December 2021 optional redemption payments in equity. The Company has also received cash settlement waivers for the May 2023 optional redemption.

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The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2022 (nine months remaining)	2023	2024	2025	Thereafter	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	53,902	–	–	–	–	53,902
Excise taxes payable	4,635	–	–	–	–	4,635
Senior notes payable	51,875	–	–	–	–	51,875
Convertible debentures	2,435	41,273	–	–	–	43,708
Undiscounted future lease payments	4,886	6,320	6,320	5,651	56,692	79,867

	117,733	47,593	6,320	5,651	56,692	233,987
Senior secured convertible note	245,205	135,711	–	–	–	380,916

Total	362,938	183,304	6,320	5,651	56,692	614,903

Foreign Currency Risk

On October 31, 2021, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of cash and cash equivalents, restricted funds, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at October 31, 2021, approximately $134,685 (US$108,757) (July 31, 2021 – $434,838 (US$348,931)) of the Company’s cash and cash equivalents was in US. A 1% change in the foreign exchange rate would result in a change of $1,347 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of US$ denominated warrants.

The Company’s Senior secured convertible note is denominated in US$. The Company plans to settle this debt in equity. However, if the Company is unable to meet the equity settlement condition or secure cash settlement waivers, the settlement may entail cash outflow. The sensitivity of the Senior secured convertible note due to foreign currency risk is disclosed in Note 18.

Critical Accounting Estimated and Assumptions

Our critical accounting assumptions are presented in Note 4 of the Company’s annual audited consolidated financial statements for the year ended July 31, 2021, and in certain cases the financial statement note itself. The annual audited consolidated financial statements are available under HEXO’s profile on SEDAR and EDGAR.

Other than those estimates outlined in the business acquisitions of Redecan and 48North (Note 4 of the Condensed Interim Consolidated Financial Statements) there have been no changes to the Company’s critical accounting estimates and assumptions.

Related Party Transactions

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

For the three months ended	October 31, 2021	October 31, 2020
	$	$
Salary and/or consulting fees	854	768
Termination benefits	1,638	525
Bonus compensation	2,013	–
Stock-based compensation	1,505	1,927

Total	6,010	3,220

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

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Related Parties and Transactions

Belleville Complex Inc.

The Company holds a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc., a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued and repaid during the year ended July 31, 2019. The Company is currently the anchor tenant for a 15-year lease, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership (Note 7). Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at October 31, 2021 is $983 (July 31, 2021 - $798).

The Company leases a space in Belleville from a related party BCI, that supports its manufacturing activities and is based in Belleville, Ontario. Under this lease arrangement, the Company incurred $1,261 in lease and operating expenses during the three months ended October 31, 2021 (October 31, 2020 - $1,075). This lease liability is recognized on the Company’s balance sheet under IFRS 16 (Note 18).

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 10).

The Company subleases a section of its Belleville lease to Truss LP. This sublease is recognized as a finance lease receivable on the Company’s balance sheet (Note 7).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility (located at the Belleville Facility) and in the Gatineau Facility, and marketed and sold beverages for the legal adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws, all for its own account and as a stand-alone division of HEXO. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) at which point, the TSSA ceased, and a new supply agreement was affected. Under the new agreement, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement, and since October 31, 2021 recognizes gross revenue and cost of goods sold at a nil margin. Prior to Truss LP receiving its manufacturing cannabis license the Company recognizes a recovery on its partnership through other receivables and other income. Truss LP has applied for a selling license but this has not been granted as at October 31, 2021

During the three months ended October 31, 2021, the Company purchased $912 (October 31, 2020 – $4,289) of raw materials from Truss LP under the previous arrangement.

Management’s Report on Internal Controls over Financial Reporting

Management’s Report on Internal Controls over Financial Reporting

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. DCP and ICFR has been designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”).

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Management has assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The scope of management’s assessment of internal control over financial reporting excludes 11% of our consolidated total assets and 21% of our consolidated net revenues related to Zenabis Global Inc., which was acquired on June 1, 2021, and

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similarly excludes 12.5% of consolidated total assets and 27% of consolidated net revenues related to Redecan, which was acquired on August 30, 2021. The scope of management’s assessment of internal control over financial reporting also excludes all consolidated total assets and consolidated net revenues from 48North, which was assessed as immaterial by Management and acquired September 1, 2021.

Management concluded that internal control over financial reporting was not effective as of October 31, 2021 as a result of previously reported material weaknesses in internal control over financial reporting. The assessment of the control environment of Zenabis Global Inc. will be part of the Company’s internal control over financial reporting evaluations for the current fiscal year. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, our management identified material weaknesses that existed as of July 31, 2021. For the year ended July 31, 2020, the Company identified material weaknesses in the control environment, risk assessment processes, information technology general controls, the functionality of the enterprise resource planning (ERP), reliance on complex spreadsheets, procurement, fixed assets and period end financial reporting. While these material weaknesses remain unremediated, as a result of improvements in our monitoring processes, we have identified additional areas of material weakness and have expanded our disclosure to present these under three main areas: (i) Control environment, (ii) Control activities and (iii) Information Technology General Controls.

(i)	Control Environment

The Company did not design or implement adequate oversight processes and structures, or an organizational design to support the achievement of the Company’s objectives in relation to internal controls. The Company identified multiple deficiencies in internal controls, primarily due to the control environment not being mature enough to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, pervasive issues exist within the control environment that impact the ability of the Company to maintain effective internal control over financial reporting. In addition, accountability for adherence to policies and processes across the organization was not consistently enforced; and as such, there is increased likelihood of misstatements occurring. This material weakness contributed to the following further material weaknesses:

●

Risk assessment procedures did not fully identify risks of misstatement that could, individually or in combination with others, increase the vulnerability of the Company to material misstatements to the financial statements, whether intentional or unintentional.

●

Monitoring activities did not operate effectively to identify control gaps and control deficiencies in significant processes in a timely manner. In addition, monitoring activities did not operate to identify new risks related to changes in the business, and as such, these risks were not assessed or responded to in the internal control environment.

●

While the Company is not aware of any material fraud or suspected fraud, anti-fraud control activities were not designed to effectively mitigate the risk of fraud events occurring or not being detected in a timely manner to an acceptable level. In the prior year, control deficiencies were identified in both the fraud risk assessment and the design and monitoring of Company’s whistleblower hotline. However, the Company has transitioned the whistleblower hotline to a third-party vendor specializing in robust, anonymous whistleblower reporting systems and ethics programs in the beginning of November 2021.

●

Information and communication processes did not effectively operate to ensure that appropriate and accurate information was available to financial reporting personnel on a timely basis to fulfill their roles and responsibilities.

These entity level control deficiencies did not result in a misstatement to the financial statements; however, when aggregated, could impact the ability of the Company to maintain a system of effective internal control, including an effective anti-fraud program. These deficiencies could potentially reduce the likelihood of preventing or detecting misstatements, which could impact multiple financial statement accounts and disclosures. Accordingly, management has determined the above deficiencies constitute a material weakness, both individually and in aggregate.

(ii)	Control Activities

We previously identified material weaknesses in our internal control over financial reporting that continue to exist. Through the period, the Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company did not reassess resource requirements to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, there was not a complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements throughout the fiscal period. This resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives and insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following further material weaknesses:

●

The Company did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate and timely financial accounting, reporting and disclosures. Specifically, the Company did not

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consistently maintain formal accounting policies, procedures and appropriate controls over the preparation and review of account reconciliations and journal entries.

●

The Company did not design and consistently maintain effective controls to achieve reasonable assurance that transactions are properly initiated, authorized, recorded and reported. Specifically, the Company did not design and consistently maintain controls over a number of significant processes, including loans and borrowings, convertible debentures purchases to pay, inventory, biological assets, property, plant and equipment, intangible assets, leases, investments, tax and equity.

●

The Company did not design and maintain processes and controls to analyze, account for and disclose non-routine, unusual or complex transactions. Specifically, the Company did not design and maintain controls to timely analyze and account for the senior secured convertible note, impairment of non-financial assets, and non-routine complex transactions including the accounting and reporting related to the acquisition of Zenabis Global Inc.

These material weaknesses resulted in audit adjustments to loans and borrowings, senior secured convertible note, leases, and related right of use assets, accruals, various expense line items and related financial statement disclosures, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended July 31, 2021. Additionally, these material weaknesses, individually and in the aggregate, could result in a material misstatement of the Company’s accounts or disclosures that would not be prevented or detected.

(iii)	Information Technology General Controls

The Company did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and the design and operating effectiveness of controls at service organisations are evaluated on a timely basis, and (iv) testing and data validation controls for program development to ensure that new software and application development is aligned with business and IT requirements.

These IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT general controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Status of Remediation Plan

As disclosed in the prior year, management, with the assistance of external consultants, began reviewing and revising our internal control over financial reporting. Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities are in progress:

●

We are in the process of implementing additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s standard of conduct, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company.

●

We have increased the number of finance and accounting personnel and have redesigned financial reporting structures within the organization to establish clear responsibility and accountability for key financial reporting processes and controls. We have identified the need for additional financial reporting personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements, and are actively working to identify additional resources.

●

We have established an internal audit function and engaged external consultants to assist management with the design and implementation of internal controls, including IT general controls. As a result, a substantial project was commenced to reassess risks related to financial reporting, understand and document significant financial reporting processes, and to reassess the design and operation of key controls. This project will continue into the current fiscal year until management has determined that deficiencies have been remediated and are operating effectively over a full fiscal period.

●

We are designing a more robust anti-fraud program, inclusive of transitioning service providers for the monitoring of the Whistleblower hotline to ensure prompt, competent, and confidential review, investigation, and resolution of instances of non-compliance and allegations involving fraud and misconduct. We have engaged a third-party vendor specializing in reliable, anonymous whistleblower reporting systems and ethics program in the beginning of November 2021.

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●

We are in the design and development stage of an ERP and IT ecosystem project, including a new cultivation management software application, which will be implemented in the current fiscal year and replace our existing ERP system. This will improve functionality, with an additional focus on ensuring that system design addresses the existing IT general control deficiencies relating to system development, data migration and change and user access management. This will also support remediation of material weaknesses relating to control activities.

●

We commenced a full ERP user access review to identify any instances of inappropriate access, as well as assess any instances where users have been assigned incompatible duties and responsibilities. This will be performed on a quarterly basis. User access deficiencies are not fully remediated as access controls have not been subject to operating effectiveness testing.

●

We implemented automated purchase-to-pay approval workflows and authorization of journal entries within the existing ERP in the prior fiscal period to assist in addressing segregation of duties. While management determined that the design of both purchase-to-pay and journal entry authorization controls were effective, the IT general control deficiencies in aggregate adversely impacted the operating effectiveness of these controls, as both are IT-dependent.

While we believe these actions will remediate the material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the control deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented and concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated.

Changes in Internal Control Over Financial Reporting

Other than disclosed above, there have been no changes in the Company’s internal control over financial reporting during the Company’s fiscal quarter ended October 31, 2021 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations. The Company’s fulsome discussion over its risk factors are disclosed in the annual Managements Discussion & Analysis and Annual Information Form dated October 29, 2021 available under our profile on www.sedar.com and www.edgar.com.

●

Existing funds on hand, when combined with operational cash flow, are not sufficient to fund existing debt repayments, capex budgets, and potential cash requirements under the Senior Secured Convertible Note. Management is exploring several options to secure the necessary financing, which could include the issuance of new public or private equity or debt instruments, supplemented with operating cash inflows from operations. Nevertheless, there is no assurance that certain sources of additional future funding will be available to the Company or will be available on terms which are acceptable to management. These circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

●

The Company’s ability to make scheduled payments of principal or to pay redemption payments or other amounts payable under the Senior Secured Convertible Notes or to refinance the Senior Secured Convertible Notes depends on our future performance, which is subject to economic, financial, competitive and other factors, some of which are beyond our control. The terms of the Senior Secured Convertible Notes require us to pay approximately USD$396.0 million to repay or redeem the full principal amount of the Notes at maturity, and the Purchaser has the right to require the Company to pay the Optional Redemption Payments and certain other amounts under the Senior Secured Convertible Notes. The Company’s business may not generate cash flow from operations in the future sufficient to satisfy our obligations under the Notes. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Senior Secured Convertible Notes will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Senior Secured Convertible Notes.

●

The conversion of the Senior Secured Convertible Notes or the satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares will dilute the ownership interests of existing shareholders to the extent we deliver shares upon conversion or redemption of the Senior Secured Convertible Notes. Any sales in the public market of

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the Common Shares issuable upon such conversion or redemption could adversely affect prevailing market prices of our Common Shares. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Senior Secured Convertible Notes or the satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares could be used to satisfy short positions, or anticipated conversion or satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares could depress the price of our Common Shares.

●

The Fundamental Change repurchase and redemption features of the Notes may delay or prevent an otherwise beneficial attempt to take over the Company. The terms of the Senior Secured Convertible Notes require us to repurchase the Notes in the event of a Fundamental Change. A takeover of the Company would trigger an option of the Purchaser to require us to repurchase the Senior Secured Convertible Notes. This may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial.

●

The Company will be subject to certain covenants set forth in the Senior Secured Convertible Notes. The Notes will contain customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. Among other things, we will be required to maintain a minimum liquidity of at least USD$35.0 million at all times, and in some cases, of at least USD$95.0 million. Upon an Event of Default, the outstanding principal amount of the Notes plus any other amounts owed under the Notes will become immediately due and payable. In such a circumstance, the Company may not be able to make accelerated payments required under the Senior Secured Convertible Notes, and the Purchaser could foreclose on the Company’s assets. An Event of Default would also likely significantly diminish the market price of our Common Shares.

●

There is no guarantee that an investment in the Notes will earn any positive return in the short or long term. A purchase of Senior Secured Convertible Notes under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

●

If the principal amount of the Senior Secured Convertible Notes is not converted into Common Shares or the Company does not pay or is not able to pay for any redemptions of the Senior Secured Convertible Notes in Common Shares, servicing the debt under the Senior Secured Convertible Notes requires a significant amount of cash, and the Company may not have sufficient cash flow from its business to pay its obligations under the Senior Secured Convertible Notes.

There is no established trading market for the Senior Secured Convertible Notes, and the Company does not expect such a market to develop. The Company does not plan on making an application to list the Senior Secured Convertible Notes on the TSX, NYSE, or any other securities exchange or other trading system. This may affect the pricing of the Senior Secured Convertible Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Senior Secured Convertible Notes, and the extent of issuer regulation. In addition, the Senior Secured Convertible Notes are initially issued in registered form, and there is no obligation to deposit the notes with a Canadian or U.S. depository, which may create complicate the process of transferring the physical Notes. Investors in the Notes may not be able to sell the Notes at prices or in amounts they desire, or at all.

●

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

●

While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

The volatile Canadian cannabis industry has resulted in several of the Company’s peers to undergo rightsizing efforts which could saturate the market with similar assets the Company may intend to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

●	The Company may not be successful in the integration of acquisitions into our business (see ‘Cautionary Statement Regarding Forward-Looking Statements’).

●

We have identified multiple material weaknesses in our internal controls as of July 31,2021, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of HEXO’s shares may be adversely affected. In the course of preparing and auditing our consolidated financial statements for the year ended July 31, 2021, we and our independent registered public accounting firm identified multiple material weaknesses in our internal control over financial reporting as of July 31, 2021. In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are identified in “Management’s Report on Internal Control over Financial Reporting” section of this

37        MD&A

MD&A. We have begun and will continue to implement measures to address the material weaknesses. However, the implementation of those measures may not fully remediate the material weaknesses in a timely manner. In the future, we may determine that we have additional material weaknesses or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

●	The Company may not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline.

●

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, the COVID-19 pandemic, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

●

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.

●

We may issue additional securities to finance future activities outside of the Offering. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Company’s outstanding convertible debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

●

HEXO has in the past made and may in the future make acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and HEXO may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. Although HEXO has conducted and will conduct due diligence in connection with potential strategic acquisitions or investment opportunities and potential vendors have, may or will provide a number of representations and warranties in favour of the Company in connection with these acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of or issues concerning the acquired entities.

●

Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

●	The Company is subject to restrictions from the TSX and Nasdaq which may constrain the Company’s ability to expand its business internationally.

●

The Company’s ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

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●

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

●

We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited too market pricings, external and internal demand for cannabis and cannabis products and by-products.

●	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

●

Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

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Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

●

We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

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Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

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The Company’s ability to successfully identify and make beneficial acquisitions and/or establish joint ventures or investments in associates, as well as successfully integrate these future acquisitions into the Company’s operations.

●	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada..

●

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

●

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

●

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

●	Conflicts of interest may arise between the Company and its directors.

●

The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

●

Our common shares are listed on the TSX and Nasdaq; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

●	There is no assurance the Company will continue to meet the listing requirements of the TSX and/or Nasdaq.

●	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

●	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

●	The Company operates in a highly regulated industry which could discourage any takeover offers.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“Adjusted EBITDA”)

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income) net, plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments, plus (minus) infrequent expenses, plus (minus) other non-cash items. See Adjusted EBITDA table for those items comprising investment (gains)/losses, non-cash fair value adjustments, infrequent expenses and other non-cash items. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings.

GROSS PROFIT BEFORE ADJUSTMENTS

This measure is utilized for those reasons as presented in “Gross profit before fair value adjustments.” The adjustment begins with the IFRS additional measure Gross profit before fair value adjustments. The cost of goods sold is then modified to remove the impact of write-offs of inventory and biological assets, write downs to net realizable value, destruction costs and the crystalized fair value adjustments from purchase price accounting. The Company has identified this metric as useful and relevant information as it represents the gross profit for operational purposes based on costs to produce, package and ship inventory sold, exclusive of impairments and other write downs due to changes to internal or external influences impacting the net realizable value of inventory and inventory disposal costs.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company’s historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the ‘Biological Assets – Fair Value Measurement’ section below.

PRODUCTION CAPACITY

The production capacity disclosed within this MD&A represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

KILOGRAMS HARVESTED

The kilograms harvested during the period representing the amount of dried gram and dried gram equivalents harvested and produced from biological assets but not necessarily sold during the period.

ORGANIC GROWTH/VARIANCES

This refers the Company’s period over period results of the legacy HEXO operations and does not include financial contributions from business acquisitions during the specified periods (see “Special Note on Acquisitions and Consolidations”).

CRYSTALIZED FAIR VALUE

The crystallized fair value is the result of the purchase price accounting of Redecan and Zenabis. This represents the fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold’ but per IFRS 3 requirements, the fair value adjustments are capitalized to the inventory’s day one cost on the acquisition date.

Other Defined Additional IFRS Measure

We have included the below additional IFRS measures as these represent cannabis industry financial statement line items and are present within the Company’s statement of loss and comprehensive loss for the three and nine months ended April 30, 2021.

GROSS PROFIT BEFORE FAIR VALUE ADJUSTMENTS

We utilize this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross profit to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on

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transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

ADULT-USE NON-BEVERAGE REVENUES & BEVERAGE REVENUES

We utilize this differentiation to allow the user to identify the revenue streams generated by the Company’s perpetual sales activity vs. the future “to be” discontinued sales stream, cannabis infused beverages. As discussed in section ‘Beverage Based Adult-Use Sales,’ the cannabis infused beverage revenues, as at the date of this MD&A, are intended to cease to be recognized by the Company as direct sales at the point in time when the business venture Truss obtains the appropriate cannabis licensing under Health Canada.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

●	the competitive and business strategies of the Company;
●

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and partnerships and leveraging the brands of third parties through joint ventures and partnerships;

●	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;
●	the expansion of business activities, including current and potential acquisitions;;
●	the Company’s acquisition of Zenabis Global Inc. and the future impact thereof;
●	the Company’s proposed acquisition of 48North Cannabis Corp. and the future impact thereof;
●	the Company’s proposed acquisition of Redecan. and the future impact thereof;
●	the expected sales mix of offered products;
●	the development and authorization of new products, including cannabis edibles, beverages and extract products (“cannabis derivatives”), and the timing of launch of such new products;
●	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
●	the Company’s Truss and Truss CBD USA business ventures with Molson Coors and the future impact thereof;
●	the Company’s Keystone Isolation Technologies business venture and the future impact thereof;
●	the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe and other international jurisdictions;
●	the event of a default event and whether the Company has the ability to fund arising obligations;
●	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;
●	the applicable laws, regulations and any amendments thereof;
●	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;
●	the filing of trademark and patent applications and the successful registration of same;
●	the anticipated future gross margins of the Company’s operations;
●	the performance of the Company’s business and operations;
●	securities class action and other litigation to which the Company is subject; and
●	the impact of the COVID-19 coronavirus pandemic on the operations of the Company.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

●	the Company’s ability to implement its growth strategies;
●	the Company’s ability to complete the conversion, improvements or buildout of its owned and leased facilities on time and on budget;
●	the Company’s competitive advantages;
●	the development of new products and product formats for the Company’s products;
●	the Company’s ability to obtain and maintain financing on acceptable terms;
●	the impact of competition;
●	the changes and trends in the cannabis industry;
●	changes in laws, rules and regulations;

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●	the Company’s ability to maintain and renew required licences;
●	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;
●	the Company’s ability to keep pace with changing consumer preferences;
●	the Company’s ability to protect intellectual property;
●	the Company’s ability to manage and integrate acquisitions;
●	the Company’s ability to retain key personnel; and
●	the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

Although any forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors” in the Company’s 2021 Annual MD&A and Annual Information Form filed October 29, 2021. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

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